Exhibit 1.01

Scientific Games Corporation
Conflict Minerals Disclosure and Report
For the Year Ended December 31, 2013

This Conflict Minerals Disclosure Report for the year ended December 31, 2013 (this “Report”) is made pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes certain reporting obligations on SEC registrants who manufacture, or contract to manufacture, products containing conflict minerals that are necessary to the functionality or production of such products. Conflict minerals are defined as cassiterite; columbite-tantalite; and wolframite; their respective derivatives, tin, tantalum, and tungsten; and gold (collectively, “3TG” or “conflict minerals”) having been sourced from the Democratic Republic of the Congo or one of its neighboring countries (collectively, the “Covered Countries”).
Company and Product Overview
Unless otherwise specified or the context otherwise indicates, all references to “Scientific Games,” “we,” “us,” “our,” and the “Company” refer to Scientific Games Corporation and its consolidated subsidiaries.
Scientific Games is a leading diversified supplier of technology-based products and services to the gaming and lottery industries. The Company’s portfolio includes: instant and draw-based lottery games; gaming machines and game content; server-based lottery and gaming systems; sports betting technology; loyalty and rewards programs; and interactive products and services. We operate our business in the lottery and gaming industries and report our operations in three business segments—Instant Products, Lottery Systems, and Gaming.
In our Lottery Systems segment, we provide customized computer software, software support, lottery terminals and data communication services to lotteries. Draw lottery games are provided through a lottery system in which lottery terminals in retail outlets are connected to a central computer system for the activation, sale and validation of lottery games and related functions. A lottery terminal may also be used to validate instant lottery games to confirm that a ticket is a winner and to prevent duplicate payments.
In our Gaming segment, we sell, lease, or otherwise provide video or mechanical reel gaming machines, conversion kits (including game, hardware or operating system conversions) and parts to casinos and other gaming operators. Video gaming machines are gaming cabinets that combine advanced graphics, digital music and sound effects and secondary bonus games. The primary game feature of our video products is a video screen that simulates traditional mechanical reel spinning action or that provides innovative variations on the movement and play action of the symbols on the video screen. Our mechanical reel gaming machines combine traditional mechanical reel spinning technology with video technology in a single gaming machine.
We assessed our products and determined that the lottery terminals and gaming machines that we manufactured or contracted to manufacture in 2013 may contain conflict minerals that are necessary to the functionality or production of the product.

Reasonable Country of Origin Inquiry

To perform our reasonable country of origin inquiry (“RCOI”), we identified approximately 270 suppliers whose parts, components, or materials were likely to contain 3TG that are necessary to the functionality or production of our products. We conducted a survey of those suppliers using the Conflict Free Sourcing Initiative template (the “Template”) developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. In the survey, we asked those suppliers (i) whether the products they supply to us (or their components) contained 3TG, and (ii) if they did, to provide information regarding the source of 3TG contained in those products and components. We relied on our suppliers to provide us with information about the source of 3TG contained in the products and components they supplied to us.

Although we did not identify any 3TG in our products as having been sourced from the Covered Countries, we determined that we had insufficient information to allow us to conclude that either (i) we have no reason to believe that any 3TG that is necessary to the functionality or production of our products originated in the Covered Countries or (ii) we reasonably believe that any 3TG that is necessary to the functionality or production of our products came from recycled or scrap sources. Accordingly, we conducted additional diligence on the source and chain of custody of 3TG used in our products.

Source and Chain of Custody Due Diligence
We performed our source and chain of custody due diligence in accordance with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013, framework by performing the following steps:

Establish a management system

We established a management system to manage our conflict minerals compliance program by, among other things, adopting a Conflict Minerals Policy, which can be found on our website at www.scientificgames.com/investors/corporate-governance/conflict-minerals-policy, and establishing an internal management structure to support supply chain due diligence, which includes a cross-functional project team with executive-level representation and personnel with knowledge regarding our products and supply chain. Our system of control and transparency for our supply chain consisted of our survey of our suppliers, as described above, and our response to the risks identified by that survey. We have an existing grievance mechanism whereby employees and suppliers can report violations of the Company’s policies, including our Conflict Minerals Policy, through our Ethics Hotline. Finally, our Compliance Committee and chief compliance officer oversee compliance with the Company’s policies by employees, officers, directors and other agents and associates of the Company.

Identify and assess risk in the supply chain

As part of the supplier survey process, we evaluated all supplier responses using risk-based criteria developed to determine which suppliers warranted further due diligence. The risk-based criteria included, but were not limited to, untimely or incomplete responses, our history with the supplier (e.g., whether the supplier had a history of credibility and reliability), location of the supplier, and inconsistencies in the data reported in the Template.

Design and implement a strategy to respond to identified risks

Based on our evaluations of the supplier responses described above, we implemented a plan to follow-up with suppliers and obtain additional information and revised responses from them, as appropriate, and to track those follow-up efforts. In certain cases, we evaluated our overall business relationship with the supplier to determine appropriate follow-up and escalation steps.

Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

We do not have direct relationships with 3TG smelters and refiners and do not perform or direct audits of 3TG smelters and refiners within our supply chain. We rely on the Conflict Free Sourcing Initiative's conflict-free smelter program and its conflict-free smelters listing, which is available at www.conflictfreesourcing.org, to assess whether smelters and refiners within our supply chain source their 3TG from the Covered Countries. We did not conduct an independent private sector audit of our own supply chain due diligence, as permitted by the Rule, but will do so in the future if, and in the manner, required by the Rule.

Report on supply chain due diligence

This Report is publicly available on our website at www.scientificgames.com/investors/sec-filings and is filed with the SEC.

Results of RCOI and Source and Chain of Custody Diligence

We received responses from over 85% of the suppliers we surveyed. None of the supplier responses that we received through the RCOI or due diligence procedures provided sufficient information to determine (i) whether any 3TG identified by such suppliers were contained in components or products supplied to us, or (ii) whether any of the processing facilities identified as smelters or refiners by such suppliers contributed 3TG to components or parts supplied to us. We are therefore unable to determine whether our products contained any of the 3TG identified by these suppliers.

We used reasonable efforts to identify the mines or locations of origin of the 3TG in our supply chain by requesting that our suppliers complete the Template. Based on our reasonable efforts, we were unable to determine the country of origin, smelter or refiner, or mine of origin of any 3TG in our products.

Steps to Improve Due Diligence

We have identified measures that we believe will assist us in making our 3TG due diligence process more efficient and effective. Below are the steps we have taken or expect to take in an effort to improve this due diligence process:

•	We adopted a Conflict Mineral Policy; and

•	We intend to direct our suppliers to additional training resources to increase the survey response rate and improve the content of the supplier survey responses.

•
We are seeking to incorporate into our supply agreements and purchase orders representations from our suppliers that they will cooperate with us in connection with any due diligence that we choose to perform as part of our program to comply with the Rule.